BOSTON THERAPEUTICS, INC.
1750 Elm Street
Manchester, NH 03104

July 12, 2016

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:                          Boston Therapeutics, Inc. (the "Company")
Form S-1
Filed August 15, 2014
File No. 333-198198

Ladies and Gentlemen:

We previously filed the above-referenced Form S-1 Registration Statement.  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), we hereby request that such registration statement be withdrawn at your earliest convenience.  No securities were offered or sold pursuant to this registration statement and the Registration Statement has not been declared effective.  Please apply the Company's filing fee to its account with the SEC.  If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming at 516-833-5034.

Thank you for your assistance in this matter.

Boston Therapeutics, Inc.

By:/s/ Conroy Chi-Heng Cheng
      Conroy Chi-Heng Cheng
      Interim CEO